Exhibit 99.3

ZOOM TELEPHONICS, INC.
207 South Street
Boston, MA 02111

July 10, 2015
Dear Shareholder:

Enclosed are the Prospectus dated June 22, 2015 (the “Prospectus”) and other materials relating to the rights offering by Zoom Telephonics, Inc. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of the Company’s common stock only during a limited period.  Answers to some frequently asked questions about the rights offering begin on page 6 of the Prospectus. Any prospective purchaser of shares of the Company’s common stock pursuant to the exercise of these subscription rights should read the accompanying Prospectus, including without limitation the risk factors contained therein, prior to making any decision to so invest in the Company.  Please note that the exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

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We will distribute to each holder of our common stock as of 5:00 p.m. Eastern Time June 24, 2015, at no charge, one non-transferable subscription right for each share of common stock owned.  The total number of shares available to all shareholders as a group upon exercise of these subscription rights is 8,006,854. The subscription rights will be evidenced by subscription certificates, which we also refer to as rights certificates. These rights certificates are non-transferable.

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Subject to potential purchase limits for shareholders attempting to own 5% or more of our shares, each subscription right will entitle the rights holder to purchase one share of our common stock at the subscription price of $0.90 per share, upon timely delivery of the required documents and payment of the subscription price. We will not issue fractional shares, but rather will round down the aggregate number of shares the rights holder is entitled to receive to the nearest whole number.

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Subject to the allocation described below and to potential purchase limits for shareholders attempting to own 5% or more of our shares, each subscription right also grants the holder an oversubscription right to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your oversubscription right only if you exercise your basic subscription right in full.

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The shares issued upon exercise of the subscription rights will be sent on or about August 11, 2015 unless the rights offering is extended. These shares may be sold, along with the Company’s other outstanding shares of common stock, on the OTCQB market or other qualified markets that may develop.

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When you send in your rights certificate, you must send the full purchase price for the number of shares that you have requested to purchase.  Please note that we WELCOME shareholders owning 5% or more of the outstanding shares after the rights offering.  However, we will be careful about protecting our tax loss carry-forwards.

If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among rights holders who exercise their oversubscription right based on the number of shares each rights holder subscribed for under the basic subscription right, subject to the maximum number of shares for which rights holders can oversubscribe without limiting the availability of the Company’s net operating loss carry forwards, or NOLs, under Section 382 of the Internal Revenue Code.  In the event any rights holder’s requested subscription would endanger the availability of our NOLs, the amount the rights holder is seeking to subscribe pursuant to the subscription rights will be reduced. The Company may limit or refuse any subscription, whether of a subscription right or an oversubscription, in its sole and absolute discretion, which would result in the subscriber owning 5% or more of the Company’s common stock, to avoid limitations on the availability of the Company’s NOLs. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period. See “The Rights Offering—Subscription Rights” in the Prospectus.

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Any rights holders wishing to exercise their subscription rights must do so prior to 5:00 p.m. New York City time on July 29, 2015, the expiration date for the rights offering, subject to extension. After the expiration date, the subscription rights will expire and will have no value and any attempt to exercise a subscription right after the expiration date will be null and void. See “The Rights Offering—Expiration of the Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

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You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s subscription right as soon as practicable after the rights offering has expired. If you request and pay for more shares than are allocated to you, we will refund the overpayment, without interest.

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In connection with the exercise of basic and oversubscription rights, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, the number of shares of common stock requested through the basic and oversubscription rights, and the number of shares owned prior to the rights offering, by each beneficial owner on whose behalf the nominee holder is acting.

If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of someone else such as your bank or broker, that party should tell you how to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company will be diluted by any exercise of subscription rights by other shareholders. Please see page 18 of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact the information agent, Broadridge Corporate Issuer Solutions, 51 Mercedes Way, Edgewood, NY 11717, by telephone at (855) 793-5068 (toll-free) or by email at shareholder@broadridge.com.

Sincerely,

Frank Manning President and Chief Executive Officer Zoom Telephonics, Inc.